SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 14)

GOLD KIST INC.

(Name of Subject Company)

PROTEIN ACQUISITION CORPORATION

PILGRIM’S PRIDE CORPORATION

(Names of Filing Persons—Offerors)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

380614107

(CUSIP Number of Class of Securities)

Richard A. Cogdill

Pilgrim’s Pride Corporation

4845 US Highway 271 North

Pittsburg TX 75686-0093

(903) 434-1000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Alan G. Harvey

Baker & McKenzie LLP

2300 Trammell Crow Center

2001 Ross Avenue

Dallas TX 75201

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,096,185,405	$117,292

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $21.00, the per share tender offer price, by the sum of (i) the 51,024,977 outstanding shares of Common Stock as of December 3, 2006 as represented by Gold Kist Inc. in the Merger Agreement filed with Amendment No. 11, and (ii) the 1,174,328 shares of Common Stock subject to outstanding grants and awards under Gold Kist Inc. share-based compensation plans as represented by Gold Kist Inc. in the Merger Agreement.
**	Calculated as 0.0107% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,870.00	Filing Party: Pilgrim’s Pride Corporation
Form or Registration No.: SC TO-T/A	Date Filed: December 5, 2006

Amount Previously Paid: $113,422.00	Filing Party: Pilgrim’s Pride Corporation
Form or Registration No.: SC TO-T	Date Filed: September 29, 2006

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 13 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 29, 2006 and amended by Amendment No. 1 filed September 29, 2006, Amendment No. 2 filed October 12, 2006, Amendment No. 3 filed October 16, 2006, Amendment No. 4 filed October 17, 2006, Amendment No. 5 filed October 23, 2006, Amendment No. 6 filed October 24, 2006, Amendment No. 7 filed October 30, 2006, Amendment No. 8 filed November 13, 2006, Amendment No. 9 filed November 20, 2006, Amendment No. 10 filed November 30, 2006, Amendment No. 11 filed December 5, 2006, Amendment No. 12 filed December 8, 2006 and Amendment 13 filed December 11, 2006 (as so amended, the “Schedule TO”) by Protein Acquisition Corporation, a Delaware corporation (“Purchaser”) and Pilgrim’s Pride Corporation, a Delaware Corporation (“Parent”) and owner of all of the outstanding common stock of Purchaser. The Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Gold Kist Inc., a Delaware corporation (the “Company”), and the associated common stock and Series A Junior Participating Preferred Stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Stockholder Protection Rights Agreement, dated as of July 9, 2004, between the Company and Computershare Investor Services, LLC as successor Rights Agent to Sun Trust Bank (the “Rights Agreement”), for $21.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2006, as amended. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 12. Material to Be Filed as Exhibits (except for Exhibits designated as “filed herewith,” all Exhibits have previously been filed).

(a)(1)	Offer to Purchase dated September 29, 2006.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients.

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Summary Advertisement as published in The Wall Street Journal on September 29, 2006.

(a)(8)	Press Release announcing Parent’s intention to commence the Offer issued by Parent on September 28, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(9)	Letter dated September 28, 2006 from Parent to the Board of Directors of the Company (included in Exhibit (a)(8)).

(a)(10)	Letter dated September 28, 2006 to employees of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(11)	Letter dated September 28, 2006 to customers of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(12)	Letter dated September 28, 2006 to Parent growers (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(13)	Tender Offer FAQs (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(14)	Frequently Asked Questions for Pilgrim’s Pride Employees (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(15)

Press release issued by Parent on September 28, 2006 announcing Parent’s intention to commence the Offer to Purchase Gold Kist 10 1/4% Senior Notes due March 15, 2014 and related Consent Solicitation (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(16)	Press release issued by Parent on August 18, 2006 (previously filed on August 18, 2006 pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 (the “Exchange Act”) and refiled on August 24, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”) and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(17)	Pilgrim’s Pride Corporation’s Proposal for Gold Kist Inc. Frequently Asked Questions (FAQs) dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(18)	Investor Presentation dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(19)	Letter dated August 18, 2006 from Parent to the Company regarding the stockholder proposal provided by O.B. Goolsby, Jr., to the Company (previously filed on August 22, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(20)	Letter dated August 30, 2006 from Parent to the Company.

(a)(21)	Letter dated September 20, 2006 from Parent to the Company.

(a)(22)	Press Release issued by Parent on September 29, 2006 announcing commencement of the Offer to Purchase the Company’s 10¼% Senior Notes due March 15, 2014 and related Consent Solicitation.

(a)(23)	Press Release issued by Parent on October 12, 2006 responding to the Schedule 14D-9 filed by the Company.

(a)(24)	Press Release issued by Parent on October 12, 2006 announcing the purchase price for the Gold Kist Notes and receipt of tenders and related consents from holders of 73.2% of the outstanding Gold Kist Notes.

(a)(25)	Press Release issued by Parent on October 16, 2006 announcing receipt of tenders of Gold Kist Notes and related consents sufficient to approve proposed amendments to the Gold Kist Indenture.

(a)(26)	Press Release issued by Parent on October 17, 2006 announcing early termination of the waiting period under the HSR Act.

(a)(27)	Press Release issued by Parent on October 23, 2006 with open letter to the Company’s stockholders.

(a)(28)	Press Release issued by Parent on October 29, 2006 announcing reduction in weekly chicken processing.

(a)(29)	Press Release issued by Parent on October 30, 2006 announcing extension of the Offer and extension of Parent’s offer to purchase and consent solicitation with respect to the Gold Kist Notes.

(a)(30)	Order of the U.S. District Court issued November 2, 2006 denying the Company’s Motion for Expedited Hearing and granting Parent’s Motion to Modify Scheduling Order.

(a)(31)	Defendants’ Motion to Dismiss the Company’s Exchange Act Claims.

(a)(32)	Defendants’ Memorandum in Support of Motion to Dismiss the Company’s Exchange Act Claims.

(a)(33)	Motion by the Parent Nominees (other than Joseph C. Moran and Michael A. Pruitt) to Dismiss the Company’s Complaint for lack of personal jurisdiction over such Defendants.

(a)(34)	Memorandum in Support of Motion by the Parent Nominees (other than Joseph C. Moran and Michael A. Pruitt) to Dismiss the Company’s Complaint for lack of personal jurisdiction over such Defendants.

(a)(35)	Press Release issued by Parent on November 13, 2006 announcing the revised purchase price for the Gold Kist Notes.

(a)(36)	Press Release issued by Parent on November 30, 2006 announcing extension of the Offer and extension of Parent’s offer to purchase and consent solicitation with respect to the Gold Kist Notes.

(a)(37)	Joint Press Release issued by Parent and the Company on December 4, 2006 announcing the execution and delivery of the Merger Agreement and the increase in the purchase price per Share in the Offer.

(a)(38)	Letter dated December 4, 2006 to employees of Parent.

(a)(39)	Letter dated December 4, 2006 to customers of Parent.

(a)(40)	Letter dated December 4, 2006 to Parent growers.

(a)(41)	Supplement dated December 8, 2006 to Offer to Purchase dated September 29, 2006.

(a)(42)	Form of Revised Letter of Transmittal.

(a)(43)	Form of Revised Notice of Guaranteed Delivery.

(a)(44)	Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(45)	Form of Revised Letter to Clients.

(a)(46)	Joint Letter of Parent and the Company to stockholders of the Company.

(a)(47)	Press Release issued by Parent on December 11, 2006 announcing the revised purchase price for the Gold Kist Notes.

(a)(48)	Slide presentation dated December 12, 2006 entitled “Pilgrim’s Pride Corporation’s Acquisition of Gold Kist Inc.” (filed herewith). Exhibit (a)(48) supersedes in its entirety and replaces the slide presentation entitled “Pilgrim’s Pride Corporation’s Proposal for Gold Kist Inc.” dated August 21, 2006 previously filed as Exhibit (a)(18).

(b)(1)	Credit Agreement by and among CoBank ACB, Agriland FCS and the Company dated as of September 21, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(2)	Pilgrim’s Pride Corporation $450,000,000 Senior Unsecured Increasing Rate Bridge Facility Commitment Letter from Lehman Brothers to the Company dated September 27, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(3)	Supplemental Commitment Letter from Lehman Brothers and Credit Suisse to Parent dated October 20, 2006.

(b)(4)

$450,000,000 Senior Unsecured Term Loan Agreement dated November 29, 2006 among Parent, Lehman Commercial Paper Inc., Lehman Brothers, Inc., Credit Suisse Securities (USA) LLC and Credit Suisse Cayman Islands Branch, including agreed form of Exchange Note indenture.

(b)(5)

Consent and Amendment to Term Loan Agreement, dated as of December 3, 2006, by and among Lehman Commercial Paper Inc., Lehman Brothers Inc., Credit Suisse Securities (USA) LLC, Credit Suisse and Parent.

(d)(1)	Agreement and Plan of Merger dated as of December 3, 2006 among Parent, Purchaser and the Company.

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2006

PROTEIN ACQUISITION CORPORATION

By:	/s/ RICHARD A. COGDILL
Name:	Richard A. Cogdill
Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

PILGRIM’S PRIDE CORPORATION

By:	/s/ RICHARD A. COGDILL
Name:	Richard A. Cogdill
Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX 1

Exhibit No.
(a)(1)	Offer to Purchase dated September 29, 2006.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients.

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Summary Advertisement as published in The Wall Street Journal on September 29, 2006.

(a)(8)	Press Release announcing Parent’s intention to commence the Offer issued by Parent on September 28, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(9)	Letter dated September 28, 2006 from Parent to the Board of Directors of the Company (included in Exhibit (a)(8)).

(a)(10)	Letter dated September 28, 2006 to employees of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(11)	Letter dated September 28, 2006 to customers of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(12)	Letter dated September 28, 2006 to Parent growers (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(13)	Tender Offer FAQs (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(14)	Frequently Asked Questions for Pilgrim’s Pride Employees (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(15)	Press release issued by Parent on September 28, 2006 announcing Parent’s intention to commence the Offer to Purchase Gold Kist 10 1/4% Senior Notes due March 15, 2014 and related Consent Solicitation (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(16)	Press release issued by Parent on August 18, 2006 (previously filed on August 18, 2006 pursuant to Rule 14a-12 under the Exchange Act and refiled on August 24, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(17)	Pilgrim’s Pride Corporation’s Proposal for Gold Kist Inc. Frequently Asked Questions (FAQs) dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(18)	Investor Presentation dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(19)	Letter dated August 18, 2006 from Parent to the Company regarding the stockholder proposal provided by O.B. Goolsby, Jr., to the Company (previously filed on August 22, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(20)	Letter dated August 30, 2006 from Parent to the Company.

[1]	Except for Exhibits designated as “filed herewith,” all Exhibits have previously been filed.

(a)(21)	Letter dated September 20, 2006 from Parent to the Company.

(a)(22)	Press Release issued by Parent on September 29, 2006 announcing commencement of the Offer to Purchase the Company’s 10¼% Senior Notes due March 15, 2014 and related Consent Solicitation.

(a)(23)	Press Release issued by Parent on October 12, 2006 responding to the Schedule 14D-9 filed by the Company.

(a)(24)	Press Release issued by Parent on October 12, 2006 announcing the purchase price for the Gold Kist Notes and receipt of tenders and related consents from holders of 73.2% of the outstanding Gold Kist Notes.

(a)(25)	Press Release issued by Parent on October 16, 2006 announcing receipt of tenders of Gold Kist Notes and related consents sufficient to approve proposed amendments to the Gold Kist Indenture.

(a)(26)	Press Release issued by Parent on October 17, 2006 announcing early termination of the waiting period under the HSR Act.

(a)(27)	Press Release issued by Parent on October 23, 2006 with open letter to the Company’s stockholders.

(a)(28)	Press Release issued by Parent on October 29, 2006 announcing reduction in weekly chicken processing.

(a)(29)	Press Release issued by Parent on October 30, 2006 announcing extension of the Offer and extension of Parent’s offer to purchase and consent solicitation with respect to the Gold Kist Notes.

(a)(30)	Order of the U.S. District Court issued November 2, 2006 denying the Company’s Motion for Expedited Hearing and granting Parent’s Motion to Modify Scheduling Order.

(a)(31)	Defendants’ Motion to Dismiss the Company’s Exchange Act Claims.

(a)(32)	Defendants’ Memorandum in Support of Motion to Dismiss the Company’s Exchange Act Claims.

(a)(33)	Motion by the Parent Nominees (other than Joseph C. Moran and Michael A. Pruitt) to Dismiss the Company’s Complaint for lack of personal jurisdiction over such Defendants.

(a)(34)	Memorandum in Support of Motion by the Parent Nominees (other than Joseph C. Moran and Michael A. Pruitt) to Dismiss the Company’s Complaint for lack of personal jurisdiction over such Defendants.

(a)(35)	Press Release issued by Parent on November 13, 2006 announcing the revised purchase price for the Gold Kist Notes.

(a)(36)	Press Release issued by Parent on November 30, 2006 announcing extension of the Offer and extension of Parent’s offer to purchase and consent solicitation with respect to the Gold Kist Notes.

(a)(37)	Joint Press Release issued by Parent and the Company on December 4, 2006 announcing the execution and delivery of the Merger Agreement and the increase in the purchase price per Share in the Offer.

(a)(38)	Letter dated December 4, 2006 to employees of Parent.

(a)(39)	Letter dated December 4, 2006 to customers of Parent.

(a)(40)	Letter dated December 4, 2006 to Parent growers.

(a)(41)	Supplement dated December 8, 2006 to Offer to Purchase dated September 29, 2006.

(a)(42)	Form of Revised Letter of Transmittal.

(a)(43)	Form of Revised Notice of Guaranteed Delivery.

(a)(44)	Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(45)	Form of Revised Letter to Clients.

(a)(46)	Joint Letter of Parent and the Company to stockholders of the Company.

(a)(47)	Press Release issued by Parent on December 11, 2006 announcing the revised purchase price for the Gold Kist Notes.

(a)(48)	Slide presentation dated December 12, 2006 entitled “Pilgrim’s Pride Corporation’s Acquisition of Gold Kist Inc.” (filed herewith). Exhibit (a)(48) supersedes in its entirety and replaces the slide presentation entitled “Pilgrim’s Pride Corporation’s Proposal for Gold Kist Inc.” dated August 21, 2006 previously filed as Exhibit (a)(18).

(b)(1)	Credit Agreement by and among CoBank ACB, Agriland FCS and the Company dated as of September 21, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(2)	Pilgrim’s Pride Corporation $450,000,000 Senior Unsecured Increasing Rate Bridge Facility Commitment Letter from Lehman Brothers to the Company dated September 27, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(3)	Supplemental Commitment Letter from Lehman Brothers and Credit Suisse to Parent dated October 20, 2006.

(b)(4)	$450,000,000 Senior Unsecured Term Loan Agreement dated November 29, 2006 among Parent, Lehman Commercial Paper Inc., Lehman Brothers, Inc., Credit Suisse Securities (USA) LLC and Credit Suisse Cayman Islands Branch, including agreed form of Exchange Note indenture.

(b)(5)	Consent and Amendment to Term Loan Agreement, dated as of December 3, 2006, by and among Lehman Commercial Paper Inc., Lehman Brothers Inc., Credit Suisse Securiteis (USA) LLC, Credit Suisse and Parent.

(d)(1)	Agreement and Plan of Merger dated as of December 3, 2006 among Parent, Purchaser and the Company.

(g)	None.

(h)	None.